SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. [redacted]

Gregory D. Grant+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
e M. Sorge
L. Kabik
. Rubin
. Nadler
Museles
leans
riedman•
. Moore+
Handman

Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz
Jason M. Kerben
Mark S. Guberman
Cara A. Frye•
Sarit Keinan
Heather L. Howard
Stephen A. Metz
Hong Suk "Paul" Chung
Lisa C. DeLessio•
Patrick J. Howley
Glenn W.D. Golding+
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer◦
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Karen M. Doherty+
Mimi L. Magyar

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
◦ D.C. only
† Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

04030335

SUPPL

May 17, 2004

RECEIVED
2004 MAY 21 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 17, 2004	Stock Exchange Announcement – Notice of Preliminary Results

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

dlw 5/24

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-33.doc
T:052404

REG-Electrocomponents Notice of Preliminary Results

RNS Number:7521Y
Electrocomponents PLC
17 May 2004

Electrocomponents plc

Electrocomponents plc will announce its preliminary results for the year ended 31 March 2004 on 26 May 2004 and the Board of Directors will meet that morning for the purpose of declaring a dividend.

CARMELINA CARFORA

Group Company Secretary

17 May 2004

END

NORBSGDULBBGGSR